UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TCW Convertible Securities Fund, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

872340104
(CUSIP Number)

Jerald A. Trannel
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 9, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 630079101 Page 2 of 13 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    1,141,200 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                1,141,200 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

1,141,200 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

2.4%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D

CUSIP No. 630079101 Page 3 of 13 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       0 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        1,141,200 shares
Each
Reporting     9 Sole Dispositive Power
Person          0 shares
With
             10 Shared Dispositive Power
                1,141,200 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

1,141,200

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

2.4%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D

CUSIP No. 630079101 Page 4 of 13 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        1,141,200 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                1,141,200 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

1,141,200

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

2.4%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 13 Pages
Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock (the "Common
Stock") issued by TCW Convertible Securities Fund, Ltd., an
Investment Advisor (the "Company"), whose principal executive offices are located at 865 South Figueroa Street, Los Angeles, CA 90017.

Item 2. Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"), Bradford T.
Whitmore ("Whitmore") and Spurgeon Corporation ("Spurgeon")
(the "Filers"). Whitmore and Spurgeon are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201.
The business address of Spurgeon is 290 South County Farm
Road, Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest, and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace.
The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon is an Illinois corporation. Whitmore is a citizen of the United States.

Page 7 of 13 Pages

Item 3.  Source and Amount of Funds

The Common Stock beneficially owned by the Filers was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction.

On November 9, 2005, Grace sent a letter to the Board of Directors of the Company regarding the Company's annual proxy statement filed for the annual meeting scheduled for September 29, 2005. See Exhibit B.

At the September 29 meeting, it was adjourned until November 1, due to the fact that the Company did not receive sufficient votes to amend various of the Fund's investment restrictions, objectives and policies, as well as to amend the Fund's investment management agreement. On
November 2, the Company issued a press release stating that at the November 1 meeting, shareholders had approved those amendments relating to the Fund's investment restrictions, objectives and policies. However, the final proposal for shareholder vote, that of amending the Fund's investment management agreement with TCW Investment Management Company
("TCW") (the current investment advisor to the Fund), was not approved by the shareholders. As a result, the Company, yet again, adjourned the annual meeting until November 18 in order to allow the continued solicitation of shareholders to gain approval of this final proposal.

This proposal being pushed by the Company, which continued solicitation expenses are being paid by us, the shareholders, would result in the granting of additional fees to TCW at the expense of the shareholders. The logic provided by the Company's Board, of which each member has recommended that we, the shareholders approve, is as follows:

The Fund has decided that it can produce better results if it is able to lever up the Fund, by issuing securities senior to our common stock, or by borrowing money.
However, as a result of this fundraising, it now has more money to invest, and therefore should be paid more fees.
Therefore, they want us to approve an amendment to the investment management agreement to base fees on total assets managed, and not just the equity in the Fund.

First of all, levering up the Fund will not necessarily produce better results for the common shareholders. It will amplify the results; if basic performance is good, it will make it better, and if basic performance is bad, it will make it worse. If the investment advisor decides that it wants to lever the fund, that's a choice it can make (as a result of the approval of amendments at the November 1 meeting). But, again, it's their choice. To pay them more in fees just because they decide to borrow money, at their sole discretion, is wrong. They should always be working to provide good results for us, and if they determine that that involves borrowing, so be it. To pay them more of our money as a results of this voluntary levering on their part is something we would never support, and therefore we are voting against this proposal.

Page 8 of 13 Pages

The purpose of the acquisition of shares of Common Stock is for investment; the acquisition was made in the ordinary course of Grace's business and was not made for the purpose of acquiring control of the Company.

Except as set forth herein, the Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) Grace beneficially owns 1,141,200 shares of Common Stock, representing approximately 2.4% of the outstanding shares of Common Stock. As general partner of Grace, Spurgeon may be deemed the beneficial owner of 1,141,200 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore may be deemed the beneficial owner of 1,141,200 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
1,141,200 Shares of Common Stock;

Whitmore:  shared voting power (with Grace and Spurgeon)
1,141,200 Shares of Common Stock;
and

Spurgeon:  shared voting power (with Grace and Whitmore)
1,141,200 Shares of Common Stock;
and

Page 9 of 13 Pages

(c) Transactions in the Company's Common Stock effected by the Filer during the past 60 days are set forth in Schedule A.


(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

Exhibit B - Letter to the Directors of TCW Convertible
Securities Fund, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: November 9, 2005

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

Page 10 of 13 Pages

SCHEDULE A

TRADE ACTIVITY FOR TCW CONVERTIBLE SECURITIES FUND, INC.
EFFECTED BY GRACE BROTHERS, LTD. FOR THE PREVIOUS 60 DAYS.

                          Amount of         Price per
Date        Security      Shares Purchased  Share
10/25/2005  Common Stock    200             $4.84
10/26/2005  Common Stock  2,000             $4.82
10/31/2005  Common Stock    600             $4.85
10/31/2005  Common Stock  2,000             $4.86
10/31/2005  Common Stock  4,000             $4.87
10/31/2005  Common Stock    100             $4.90
10/31/2005  Common Stock  1,000             $4.91
10/31/2005  Common Stock  8,000             $4.93
10/31/2005  Common Stock  2,100             $4.89
11/02/2005  Common Stock  2,000             $4.80
11/02/2005  Common Stock  3,600             $4.83
11/02/2005  Common Stock  1,400             $4.84
11/02/2005  Common Stock  4,600             $4.85
11/03/2005  Common Stock    400             $4.90
11/03/2005  Common Stock  1,900             $4.93
11/03/2005  Common Stock  2,900             $4.94
11/03/2005  Common Stock  6,700             $4.95
11/03/2005  Common Stock  5,000             $4.92
11/04/2005  Common Stock    200             $4.90
11/04/2005  Common Stock  2,400             $4.91
11/04/2005  Common Stock  4,800             $4.92
11/07/2005  Common Stock  1,600             $4.90
11/07/2005  Common Stock  3,900             $4.92
11/08/2005  Common Stock  2,700             $4.93


Exhibit A
Directors and Officers of Spurgeon Corporation

Judith M. Van Kampen
290 South County Farm Road
3rd Floor
Wheaton, IL 60187
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Page 11 of 13 Pages

Karla M. Van Kampen-Pierre
290 South County Farm Road
3rd Floor
Wheaton, IL 60187
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

David Wisen
120 Washington St.
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van
Kampen Asset Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon. Controller of Grace Brothers, Ltd. and Senior Vice President and
Treasurer of Van Kampen Asset Management Company, LLC.

Gregory M. White
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Secretary of Spurgeon.  Secretary of Van Kampen Asset
Management Company, LLC.

All are United States Citizens.

The Business address of Van Kampen Asset Management
Company, LLC is 290 South County Farm Road, Third Floor,
Wheaton, IL 60187.  The principal business of Van Kampen
Asset Management Company, LLC is investment and asset management.

Exhibit B
Letter to the Board of Directors of TCW Convertible
Securities Fund, Inc.

Page 12 of 13 Pages

November 8, 2005


The Directors of TCW Convertible Securities Fund, Inc.
  Samuel P. Bell, Richard W. Call, Matthew K. Fong, John
  Gavin, Patrick C. Haden, Charles A. Parker, Ernest
  O. Ellison, Robert G. Sims
865 South Figueroa Street
Los Angeles, CA  90017


Gentlemen:

We are holders of in excess of 1.1 million shares of the
TCW Convertible Securities Fund, Inc. ("CVT").  We may be
your largest  shareholder.   As such, we were very
interested in your annual proxy statement filed for the
annual meeting scheduled for September 29, 2005.   As
holders, we have experienced the dismal return which CVT has provided to its shareholders, both on a net asset value as well as a market value basis. As we're sure you are well aware, the trading discount to net asset value is a true indication of how shareholders feel about the prospects your investment advisor has provided and will provide if left to continue with the management of the fund. The current market discount to net asset value conveys a STRONG dislike for the performance your chosen investment advisor has provided. To put it in perspective, the market discount to NAV implies that your advisor provides a NEGATIVE value of 9 percent of the funds net asset value, or approximately $23 million. As you are of course aware, that negative value would immediately go away, and inure to the benefit of the CVT shareholders, if you would either open-end the fund, or liquidate the fund.
Obviously, you will never recommend either of those, as doing so would significantly reduce the fees you get from us upon an open-ending, with its corresponding reduction of assets under management (due to redemptions), or would cause the fees to totally disappear in the case of a liquidation of the fund.

The proxy dealt with a number of issues, such as borrowing by the Fund, issuing senior securities, expanding the type of securities in which the Fund may invest, allowing for the purchase or sale of call options, and PROVIDING THAT FEES PAID UNDER THE MANAGEMENT AGREEMENT WILL BE BASED ON ALL MANAGED ASSETS. This last request, which you've ALL recommended that we vote for, is truly remarkable.

Page 13 of 13 Pages

First of all, you want shareholders to allow you to issue securities senior to our common stock, and/or borrow money to support leveraging up our equity. Leveraging, of course, is a double-edged sword. If the return provided by the incremental investment made as a result of additional borrowing is lower than the cost of the borrowing, then this activity actually lowers the return to the common shareholders. Of course, it could go the other way: an incremental return in excess of the cost of borrowing would enhance the return to the common shareholders. In this way, one could argue that leveraging can be either a good thing or a bad thing, depending on the incremental return on investment vs. the incremental cost of funds.

However, an unambiguously negative proposition for shareholders is your proposal that FEES BE PAID BASED ON
ALL MANAGED ASSETS, BOTH UNLEVERED AND LEVERED.  THIS IS
AKIN TO GIVING THE MANAGEMENT COMPANY A CHECK MADE OUT TO
THEM, AND LETTING THEM JUST FILL IN HOW MUCH OF OUR
PROPERTY THEY WANT TO TAKE FROM US.  IT IS WRONG, AND YOU,
AS OUR FIDUCIARIES, KNOW BETTER.  IF YOU ARE TRULY LOOKING
OUT FOR OUR INTEREST, HOW CAN YOU  PROPOSE THAT THE FUND BE
ABLE TO LEVERAGE UP ITS BALANCE SHEET, AND THEN USE THAT TO
ARRIVE AT THE CONCLUSION THAT "IT WOULD NOT BE APPROPRIATE
TO TAKE ACTIONS THAT INCREASE ASSETS WHICH THE ADVISOR IS
OBLIGED BY THE AGREEMENT TO MANAGE WITHOUT PROVIDING
PROPORTIONAL ADDITIONAL COMPENSATION" (proxy: page 16). It is absurd to modify the Fund's investment restrictions to ALLOW the management company to lever up the balance sheet
(an action with uncertain results for shareholders), and then conclude that now that they have more work to do, they should get paid more (unambiguously negative for shareholders). No one is making them lever up the balance sheet. It's their choice. But I can tell you with certainty that if they get more money by levering it up, lever they will. YOU ARE PROVIDING YET ANOTHER WAY FOR
THE ADVISORS TO TAKE MONEY OUT OF OUR ASSET BASE.  WORSE,
THESE ARE THE SAME ADVISORS WHO HAVE BEEN MIS-MANAGING THE
FUND'S ASSETS FOR QUITE SOME TIME, RESULTING IN
UNDER-PERFORMANCE BOTH ON A NET ASSET BASIS AS WELL AS A
MARKET VALUE BASIS.

Obviously, I'm not the only shareholder who shares this view. Clearly, your decision to adjourn the annual meeting
YET AGAIN until November 18th to "provide additional time to solicit the necessary votes to approve a fourth proposal...to provide that fees paid under the Agreement be based on all managed assets" indicates that you aren't getting your desired support for this change. It is such a waste of money to continue to have Georgeson Shareholder
Communications, Inc.("Georgeson") attempt to convince shareholders to support this proposal JUST SO THE MANAGER
CAN TAKE MORE OF OUR MONEY.  (As the proxy states,
Georgeson has been retained by the Fund.)  YOU ARE TAKING
MONEY OUT OF OUR FUND TO PAY GEORGESON TO SPEND TIME
TRYING TO CONVINCE SHAREHOLDERS TO ALLOW THE MANAGER TO
TAKE MORE OF OUR MONEY.  IS THAT WHAT YOUR FIDUCIARY DUTY
IS ALL ABOUT?  ONE TRULY HAS TO WONDER WHERE YOUR LOYALTIES
LIE.

SHAME ON YOU.

Sincerely,


Bradford T. Whitmore
General Partner